

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 24, 2010

Phil Viggiani
Chief Executive Officer, Security Solutions Group, Inc.
3651 Lindell Road, Suite D-150
Las Vegas, NV 89103

>   **RE: Form 8-K Item 4.01 filed February 9, 2010**
>   **File No. 0-52822**

Dear Mr. Viggiani:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant